UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   GOODYEAR            DOUGLAS D.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [X] Other (specify below)
   FORMER OFFICER
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  11/20/98    M        2,812         A  $11.7500                    D  Direct
Common Stock                                  11/20/98    S        2,812         D  $16.7777                    D  Direct
Common Stock                                  11/20/98    M        2,812         A  $16.3750                    D  Direct
Common Stock                                  11/20/98    S        2,812         D  $16.7777                    D  Direct
Common Stock                                  11/20/98    M        937           A  $14.8750                    D  Direct
Common Stock                                  11/20/98    S        937           D  $16.7777                    D  Direct
Common Stock                                  11/20/98    M        26,504        A  $13.5625                    D  Direct
Common Stock                                  11/20/98    S        26,504        D  $16.7777                    D  Direct
Common Stock                                  11/20/98    M        14,746        A  $13.5625                    D  Direct
Common Stock                                  11/20/98    S        14,746        D  $16.7777     150            D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $13.5625        11/20/98       M                          14,746           02/01/97 (1) 02/02/06
to buy)
Non-Qualified Stock Option     $11.7500        11/20/98       M                          2,812            (2)          01/26/08
(right to buy)
Non-Qualified Stock Option     $13.5625        11/20/98       M                          26,504           02/01/97 (3) 02/02/06
(right to buy)
Non-Qualified Stock Option     $14.8750        11/20/98       M                          937              03/31/98 (4) 07/17/06
(right to buy)
Non-Qualified Stock Option     $16.3750        11/20/98       M                          2,812            03/31/98 (5) 07/03/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  11/20/98  Common Stock                   14,746        $16.7777    11,123        D   Direct
to buy)
Non-Qualified Stock Option     11/20/98  Common Stock                   2,812         $17.3750    11,249        D   Direct
(right to buy)
Non-Qualified Stock Option     11/20/98  Common Stock                   26,504        $16.7777    7,627         D   Direct
(right to buy)
Non-Qualified Stock Option     11/20/98  Common Stock                   937           $16.7777    10,760        D   Direct
(right to buy)
Non-Qualified Stock Option     11/20/98  Common Stock                   2,812         $16.7777    22,332        D   Direct
(right to buy)

Explanation of Responses:

(1)
Option vests and is exercisable as to 7,373 shares on 2/1/97, and 1,843 shares on each quarterly anniversary date in 1998 and 1999.
 The remaining 3,750 shares vest on 2/1/2000.
(2)
Options begins vesting 1/26/98 and is exercisable quarterly as to 937 shares for two quarters and 938 shares for 2 quarters of each year through 7/26/01, with the last 937 shares exercisable on 10/26/2001.
(3)
Option vests and is exercisable as to 7,627 shares on 2/1/97, and 3,750 shares on each subsequent quarterly anniversary date in
1997. The remaining 15,254 shares vest quarterly on each quarterly anniversary date in 1998 and 1999.
(4)
Option begins vesting 1/1/98 and is exercisable quarterly in 1998, 1999, and 2000.
(5)
Option begins vesting 1/1/98 and is exercisable quarterly in 1998, 1999, and 2000.

SIGNATURE OF REPORTING PERSON
/S/ GOODYEAR            DOUGLAS D.
DATE